SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                             (Amendment No. 5 to)

                                  SCHEDULE TO

                 Tender Offer Statement under Section 14(d)(1)
              or 13(e)(1) of the Securities Exchange Act of 1934

                              Innogy Holdings plc
                      (Name of Subject Company (issuer))

            GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH
                            RWE Aktiengesellschaft
                     (Names of Filing Persons (offerors))

                          American Depositary Shares
                          Ordinary Shares of 10p each
                        (Title of Class of Securities)

                    45769A103 (American Despositary Shares)
                          G4782H101 (Ordinary Shares)
                     (CUSIP Number of Class of Securities)

                               Dr. Georg Mueller
                            RWE Aktiengesellschaft
                                 Opernplatz 1
                            D-45128 Essen, Germany
                               011 49-201-12-00
                (Name, address and telephone numbers of person
                       authorized to receive notices and
                      communications on behalf of filing
                                   persons)

                                With a copy to:
                             Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
      Transaction valuation                            Amount of filing fee
-------------------------------------------------------------------------------
      739,564,155 (1)                                  $68,040 (1)(2)
-------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Innogy Shares and Innogy ADSs (each Innogy ADS represents 10 Innogy Shares) to be received by the Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 188,460,000 Innogy Shares (including Innogy Shares represented by Innogy ADSs) multiplied by 275 pence per Innogy Share, the cash consideration being offered per Innogy Share, which yields (Pounds)518,265,000, converted at the exchange rate on March 26, 2002, of (Pounds)1=$1.427, which yields $739,564,155, multiplied by .000092, which yields $68,040.

(2) Sent by wire transfer to the SEC on March 28, 2002.


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     [ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N.A.              Form or Registration No.:  N.A.

     Filing Party:  N.A.                        Date Filed:  N.A.

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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


     This Amendment No. 5 amends the Tender Offer Statement on Schedule TO initially filed on March 29, 2002, by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH, a company organized under the laws of The Federal Republic of Germany (the "Offeror"), and a wholly owned subsidiary of RWE Aktiengesellschaft, a company organized under the laws of The Federal Republic of Germany ("RWE"), relating to the third-party tender offer by the Offeror to purchase all of the (i) ordinary shares of 10 pence each (the "Innogy Shares") of Innogy and (ii) American Depository Shares ("Innogy ADSs"), each representing 10 Innogy Shares and evidenced by American Depository Receipts ("Innogy ADRs").

     On May 13, 2002, the Offeror issued a press release related to the third-party tender offer by the Offeror. A copy of the press release is attached hereto as Exhibit (a)(15).

     On May 13, 2002, the Offeror published an advertisement in The Wall Street Journal related to the third-party tender offer by the Offeror. A copy of the text of the advertisement is attached hereto as Exhibit (a)(16).

ITEM 12. EXHIBITS.

     * (a)(1)   Offer Document dated March 28, 2002.
     * (a)(2)   Letter of Transmittal.
     * (a)(3)   Notice of Guaranteed Delivery.
     * (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.
     * (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.
     * (a)(6)   Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.
     * (a)(7)   Acceptance, Authority and Election.
     * (a)(8)   Investors' Guide to Completing the Form of Acceptance.
     * (a)(9)   Press Release announcing the Recommended Cash Offer by GBV
                Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy
                Holdings plc dated March 22, 2002.
     * (a)(10)  Summary Advertisement in The Wall Street Journal, dated
                March 29, 2002.
     * (a)(11)  Form of Summary Advertisement in the Financial Times, dated
                March 30, 2002.
     * (a)(12)  Press Release announcing the posting of the Offer Document, dated April 2, 2002.
     * (a)(13)  Question and Answer Script used by the Information Agent.
     * (a)(14)  Press release extending the Recommended Cash Offer by GBV
                Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy
                Holdings plc and announcing the level of acceptances and announcing early termination of the HSR waiting period.
       (a)(15)  Press release announcing a second extension of the Recommended
                Cash Offer by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH for



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


                Innogy Holdings plc and announcing the level of acceptances and announcing the reservation of the right to reduce the acceptance condition.
      (a)(16) Advertisement in The Wall Street Journal dated May 13, 2002, announcing the reservation of the right to reduce the acceptance condition.
     * (d)(1) Inducement Fee Letter Agreement, dated March 21, 2002, between RWE Aktiengesellschaft and Innogy Holdings plc.
     * (d)(2) Director Undertaking, dated March 21, 2002, from Richard Delbridge to RWE Aktiengesellschaft.
     * (d)(3) Director Undertaking, dated March 21, 2002, from Steve Fletcher to RWE Aktiengesellschaft.
     * (d)(4) Director Undertaking, dated March 21, 2002, from Ross Sayers to RWE Aktiengesellschaft.
     * (d)(5) Director Undertaking, dated March 21, 2002, from Andrew Duff to RWE Aktiengesellschaft.
     * (d)(6) Director Undertaking, dated March 21, 2002, from Mike Bowden to RWE Aktiengesellschaft.
     * (d)(7) Director Undertaking, dated March 21, 2002, from Brian Morrison Count to RWE Aktiengesellschaft.
     * (d)(8) Director Undertaking, dated March 21, 2002, from Yvonne Constance to RWE Aktiengesellschaft.
     * (d)(9) Director Undertaking, dated March 21, 2002, from Charles Brandon Gough to RWE Aktiengesellschaft.
     * (d)(10)  Director Undertaking, dated March 21, 2002, from Robin
                Mountfield to RWE Aktiengesellschaft.

     * Previously filed.


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


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2002


                                               GBV Funfte Gesellschaft fur
                                               Beteiligungsverwaltung mbH

                                               by /s/ Klaus Sturany
                                                  ---------------------------
                                                  Name:  Dr. Klaus Sturany
                                                  Title: Managing Director



                                               by /s/ Richard Klein
                                                  ---------------------------
                                                  Name:  Dr. Richard Klein
                                                  Title: Managing Director



                                               RWE Aktiengesellschaft

                                               by /s/ Georg Muller
                                                  ---------------------------
                                                  Name:  Dr. Georg Muller
                                                  Title: General Counsel



                                               by /s/ Georg Lambertz
                                                  ---------------------------
                                                  Name:  Georg Lambertz
                                                  Title: Vice President Finance


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                               INDEX TO EXHIBITS

EXHIBIT NUMBER       DOCUMENT

   * (a)(1)     Offer Document dated March 28, 2002.
   * (a)(2)     Letter of Transmittal.
   * (a)(3)     Notice of Guaranteed Delivery.
   * (a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees.
   * (a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.
   * (a)(6)     Guidelines for Certification of Taxpayer Identification Number
                on Substitute Form W-9.
   * (a)(7)     Acceptance, Authority and Election.
   * (a)(8)     Investors' Guide to Completing the Form of Acceptance.
   * (a)(9)     Press Release announcing the Recommended Cash Offer by GBV
                Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy
                Holdings plc dated March 22, 2002.
   * (a)(10)    Summary Advertisement in The Wall Street Journal, dated
                March 29, 2002.
   * (a)(11)    Form of Summary Advertisement in the Financial Times, dated
                March 30, 2002.
   * (a)(12)    Press Release announcing the posting of the Offer Document, dated April 2, 2002.
   * (a)(13)    Question and Answer Script used by the Information Agent.
   * (a)(14)    Press release extending the Recommended Cash Offer by GBV
                Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy
                Holdings plc and announcing the level of acceptances and announcing early termination of the HSR waiting period.
     (a)(15)    Press release announcing a second extension of the Recommended
                Cash Offer by GBV Funfte Gesellschaft fur Beteiligungsverwaltung mbH for Innogy Holdings plc and announcing the level of acceptances and announcing the reservation of the right to reduce the acceptance condition.
     (a)(16)    Advertisement in The Wall Street Journal dated May 13, 2002, announcing the reservation of the right to reduce the acceptance condition.
   * (d)(1)     Inducement Fee Letter Agreement, dated March 21, 2002, between
                RWE Aktiengesellschaft and Innogy Holdings plc.
   * (d)(2)     Director Undertaking, dated March 21, 2002, from Richard
                Delbridge  to RWE Aktiengesellschaft.
   * (d)(3)     Director Undertaking, dated March 21, 2002, from Steve Fletcher to RWE Aktiengesellschaft.
   * (d)(4)     Director Undertaking, dated March 21, 2002, from Ross Sayers to
                RWE Aktiengesellschaft.
   * (d)(5)     Director Undertaking, dated March 21, 2002, from Andrew Duff to
                RWE Aktiengesellschaft.
   * (d)(6)     Director Undertaking, dated March 21, 2002, from Mike Bowden to
                RWE Aktiengesellschaft.


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


   * (d)(7)     Director Undertaking, dated March 21, 2002, from Brian Morrison
                Count to RWE Aktiengesellschaft.
   * (d)(8)     Director Undertaking, dated March 21, 2002, from Yvonne
                Constance to RWE Aktiengesellschaft.
   * (d)(9)     Director Undertaking, dated March 21, 2002, from Charles Brandon
                Gough to RWE Aktiengesellschaft.
   * (d)(10)    Director Undertaking, dated March 21, 2002, from Robin
                Mountfield to RWE Aktiengesellschaft.

* Previously filed.


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